December 20, 2006	Ranga Nutakki Direct Phone: (612) 672-8311 Direct Fax: (612) 642-8311 ranga.nutakki@maslon.com

VIA FEDERAL EXPRESS

Mr. John Reynolds, Assistant Director
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, Mail Stop 3561
Washington, DC 20549

Re:	Cougar Biotechnology, Inc.
Amendment No. 3 to Form SB-2
File No. 333-133779
Amendment Filed November 16, 2006

Dear Mr. Reynolds

This letter constitutes Cougar Biotechnology, Inc.’s (hereinafter called “Cougar” or the “Company”) response to the comment letter from the Securities and Exchange Commission dated December 12, 2006 (the “Comment Letter”) with respect to the Company’s filing with the Commission listed above. The following responses are numbered to correspond to the Comment Letter. Enclosed herewith are six copies of the Company’s Pre-Effective Amendment No. 4 to the Registration Statement on Form SB-2 (the “Registration Statement”), three of which have been marked to indicate the revisions from the Company’s Pre-Effective Amendment No. 3 to the Registration Statement filed November 16, 2006.

Management's Discussion and Analysis of Financial Condition and Results of Operations page 18

1.
We have reviewed your revised results of operations discussion and have the following observation. While focus of the company's discussion appears appropriately based in quantitative changes to certain expense items, the company's disclosure oftentimes lacks a narrative discussion of the underlying business reasons for the changes sufficient to give the reader an understanding of the underlying "big picture" about how your business performed during the year and where it is headed. In the future, please review http://www.sec.gov/rules/interp/33-8350.htm and ensure that your discussions in future filings respond to this guidance. (note emphasis)

Securities and Exchange Commission
December 20, 2006

RESPONSE:

With respect to the Company’s future filings with the Commission, the Company will be mindful of the applicable rules and regulations, as well as the comments of the Commission herein, relating to disclosures concerning the Management Discussion and Analysis of Financial Condition or Plan of Operation as well as other required disclosures.

2.
We note that the company has eliminated disclosure under its "Liquidity" discussion concerning its accounts payable aging and the payment of accrued bonuses. Please advise why the company eliminated this informative disclosure.

RESPONSE:

With respect to the Company’s prior discussion in its Management Discussion and Analysis or Plan of Operation disclosure relating to accounts payable aging and the payment of accrued bonuses, the Company believes that such disclosures were material and particularly relevant during the six-months ended June 30, 2006. Since completion of the Company’s offering in 2006, the Company has been current on account payables in line with vendor terms. The Company has revised its disclosure for the Management Discussion and Analysis or Plan of Operation to reflect this. (See page 20).

3.
We note that the company has revised its disclosure under the heading "Current and Future Financing Needs" to eliminate disclosure concerning total development costs per product candidate - which you previously estimated at $50-75 million. Please explain why you deleted this disclosure or restore it.

RESPONSE:

The exclusion of the referenced statement in the “Current and Future Financing Needs” disclosure was inadvertent, and the Company has amended the disclosure to again include the referenced statement. (See page 21 of the Registration Statement).

Interim Financial Statements

Notes to Interim Financial Statements

Note 6 -Private Placement Offering, F-33

4.
Please revise your disclosure here and throughout your filing (e.g. description of capital stock) to clarify if the Series A Convertible Preferred Stock and related placement agent warrants can be settled in registered or unregistered shares.

RESPONSE:

Under the terms of (i) the subscription agreement relating to the issuance of the Series A Convertible Preferred Stock and (ii) the placement agent warrants, the Company has no obligation to settle either the Series A Convertible Preferred Stock or the warrants in cash or in registered shares; the Company intends to settle only in unregistered shares of its common stock. However, the Company has agreed to register the resale of the shares of common stock issuable upon conversion of the Series A Convertible Preferred Stock and upon exercise of the placement agent warrants. The Company has amended Note 6 and 7 to the Interim Financial Statement and the “Management's Discussion and Analysis” section of the Registration Statement to reflect this additional disclosure. (See pages 20, F-33 and F-34).

Securities and Exchange Commission
December 20, 2006

5.
Based on your disclosure in Note 11, we note you may be liable for liquidated damages resulting from registration requirements of the shares underlying the placement agent warrants. Please tell us how you have applied the guidance of SFAS 133 and EITF Issue 00-19 in evaluating the classification of the warrants. As a result, you would be required to analyze the warrants under paragraph 6 of SFAS 133 and paragraphs 12-32 of EITF 00-19. In this regard, we note that your subscription agreement requires you to file a registration statement that is declared effective by the SEC and to keep the registration statement continuously effective for a preset time period, or else you are required to pay a liquidated damages payment equal to 1.0% of the original purchase price paid for the private placement units per month until the event is cured, with the maximum penalty of 12%. We note the EITF recently deliberated the impact of these liquidated damages clauses and the effect on the accounting and classification of instruments subject to the scope of EITF 00-19 in EITF 05-4 The Effect of a Liquidated Damages Clause on a Freestanding Financial Instrument Subject to Issue No. 00- 19. The EITF has not reached a consensus on this issue and has deferred deliberation until the FASB addresses certain questions which could impact a conclusion on this issue. However, in the meantime, please tell us how you considered the guidance in EITF 05-4, and the different views on this issue as outlined in Issue Summary No. 1 to EITF 05-4 in analyzing the warrant holders' registration rights.

RESPONSE:

Section 5.2(b) of the Subscription Agreement governing the April 3, 2006 private placement offering (a copy of which has been filed as Exhibit 10.16 to the Registration Statement) requires the Company to make compensatory payments (“Liquidated Damages”) to each subscriber in an amount equal to one percent of the aggregate purchase price paid by the subscriber for each 30-day period in which the Company is in default of its obligation to register the underlying shares per Section 5.2 of the subscription agreement. However, in no event is the Company required to pay an aggregate amount that exceeds 12% of the aggregate purchase price paid by the subscriber. As a result of the Liquidated Damages provision, the Company performed an evaluation of the provision to determine if the underlying instruments should be treated as a liability and not equity per the guidance of EITF 00-19, “Accounting for Derivative Financial Instruments Indexed to, and Potentially Settled in a Company’s Own Stock”, focusing on paragraphs 12 through 19 and EITF 05-4, “The Effect of a Liquidating Damages Clause in a Freestanding Financial Instrument Subject to Issue No. 00-19”.

Securities and Exchange Commission
December 20, 2006

As a result of warrants issued with debt instruments issued in November 2005 and January 2006, certain instruments the Company issued were subject to liability treatment under the provisions of EITF 00-19. For purposes of implementing the provisions, the Company adopted View A under EITF 05-4. As a result of the conversion of debt to equity in April 2006, the Company was no longer subject to the liability treatment provisions of EITF 00-19.

In applying View A to the Liquidating Damages provision, the Company engaged an independent valuation firm to determine if the variance in the value of un-registered and registered shares exceeded the 12% cap of the Liquidated Damages provision. The analysis by the independent valuation firm indicated that the implied discount from registered to un-registered shares was 31%. Based on this analysis, the Company determined that the liability treatment provisions of EITF 00-19 do not apply as a result of Liquidating Damages. Further to the Company’s determination is its consideration of paragraph 16 of EITF 00-19 which states that a reasonable discount from a registered share to an unregistered share (in our case, 31%) is not considered a penalty. The 12% liquidated damages cap on all shares, including those relating to the Agent Warrants, is significantly less than the 31% and is not considered to be an uneconomic settlement. Note that any share settlement would be in unregistered shares.

Section 5(a) of the placement agents warrants (the “Agent Warrants”) granted the holders of the Agent Warrants the right to participate in the registration rights granted to the subscribers in the April 3, 2006 private placement offering pursuant to Section 5 of the Subscription Agreement. Upon review of the Agent Warrants and the Subscription Agreement and upon advice of legal counsel for the Company and one of the placement agents, the Company concluded that the Liquidated Damages provision (as set forth in Section 5.2 of the Subscription Agreement) did not apply to the Agent Warrants. Additionally, the Company applied the guidance of EITF 05-4, View A to determine if the Agent Warrants should be classified as a liability should the Liquidated Damages provision apply. As noted above, the implied discount from the fair value of corresponding registered to unregistered shares, as determined by an independent valuation firm, was greater the Liquidated Damages cap of 12%. As a result of both of these items, the Company has concluded that the liability treatment provisions of EITF 00-19 do not apply to the warrants.

Please note that since the Company’s filing of the Pre-Effective Amendment No. 3 to the Registration Statement, it has issued an immaterial number of shares of its common stock (an aggregate of 89,198 shares) to certain securityholders who agreed to accept shares in lieu of an aggregate cash payment of $401,391 pursuant to the Liquidated Damages provision. The Company has disclosed this aggregate issuance in the “Management Discussion and Analysis” section and under Item 26 of the Registration Statement. (See pages 25 and II-4). The Company has not provided the securityholders registration rights relating to these shares.

Note 11 - Subsequent Events. F-36

6.
In connection with the comment above, please file all agreements related to issuance of Series A Preferred Stock and the related placement agent warrants (e.g. warrant agreement, registration rights agreement, subscription agreement, etc.) that have not been filed to date.

RESPONSE:

The Company has filed as Exhibit 10.16 to the Registration Statement the form of subscription agreement entered into with investors in its private placement offering completed on April 3, 2006 (the “Offering”). The Company has previously filed the form of placement agent warrant issued pursuant to the Offering (see Exhibit 4.6). No other warrants, registration rights agreements or other material agreements were entered into with investors in the Offering.

Securities and Exchange Commission
December 20, 2006

Other Regulatory

7.	Please note the updating requirements for the financial statements as set forth in Item 310(g) of Regulation S-B and provide a current dated consent of the independent accountants in any amendments.

RESPONSE:

The Company has included in the Registration Statement financial statements for and as of the nine months ended September 30, 2006. Additionally, current consents from the Company’s current auditors, J.H. Cohn LLP, and SRKP’s former auditors, A.J. Robbins, are attached to the Registration Statement as Exhibits 23.1 and 23.2, respectively.

8.	Your current Form 10-KSB, Forms 10-QSB, and other Exchange Act Filings should also be revised to comply with these comments as applicable.

RESPONSE:

After discussion with the Staff, the Company intends to revise its Quarterly Report on Form 10-QSB for the nine months ended September 30, 2006 (and other Exchange Act filings) as appropriate to reflect its amended disclosure in the Registration Statement and related financial statements.

* * * *
Please do not hesitate to contact me at (612) 672-8311 or Christopher Melsha at 612-672-8343 with any questions concerning the responses included in this letter.

Very truly yours,

/s/ Ranga Nutakki
Ranga Nutakki

RSN:ck
Enclosures
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